Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three months ended March 31, 2013
Dated: May 15, 2013

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE.A) under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2013 and 2012.  It is prepared as of May 13, 2013 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2013, and the audited consolidated financial statements of the Company for the year ended December 31, 2012, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated as otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating and exploration expenditures and the Company’s ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and or prepared by or under the supervision of Dan MacInnis, P. Geo., a certified professional geologist who is a “Qualified Person” for purposes NI 43-101.

Cautionary Note to Investors Concerning ‘Mineral Resources’ and Estimates of ‘Indicated’ and ‘Inferred’ Resources

This MD&A uses the term “Mineral Resources” and within that context, the terms “Inferred Resources” and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

At March 31, 2013, the Company had working capital of $37,917,231 (compared to $20,244,060 at March 31, 2012), including cash of $37,790,974 (compared to $21,776,226 at March 31, 2012). The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The Company’s reserves of cash originate from financings with the current cash on hand primarily the result of a brokered private placement completed on September 5, 2012 for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321.

Three Months Ended March 31, 2013

The Company’s net loss for the three months ended March 31, 2013 amounted to $1,658,073 (March 31, 2012: $754,371).  The prior period’s loss included a deferred tax recovery of $840,052 which did not apply in the current quarter.  The tax base of the Company’s Mexican non-monetary assets are determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences between book and tax values of these assets that result in a deferred tax liability in accordance with IAS 12 Income Taxes.

For the three months ended March 31, 2013 filing and transfer agent fees  of $163,301 (March 31, 2012: $125,002) increased due to additional filing and listing fees, while general office expenses increased to $236,718 (March 31, 2012: $178,909) due to expenses associated with an earlier annual general and special meeting planned for the current year.  Legal fees of $115,567 (March 31, 2012: $244,144) decreased from the comparable 2012 quarter when significant advice was sought surrounding the preparation of the Minera Juancipio Updated Preliminary Economic Assessment.

For the three months ended March 31, 2013, management and consulting fees increased to $616,890 (March 31, 2012: $390,398) due to recruitment and placement fees, a payment made to a departing officer of the Company, and due to an additional director compared to the prior year.  Shareholder relations expenses decreased to $122,701 (March 31, 2012: $209,691) as a result of a reduced marketing activities in the quarter.  The foreign exchange gain of $548,271 (March 31, 2012: $53,582) was a result of holding US$ in MAG corporately (where the functional currency is C$), while the US$ strengthened against the C$.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Other expenses incurred during the quarter ended March 31, 2013 including accounting and audit fees of $79,576 (March 31, 2012: $103,530), amortization of $7,801 (March 31, 2012: $10,941), and travel of $90,709 (March 31, 2012: $80,713) were all either comparable with the prior period’s expenses or not significant to the overall operations of the quarter.  Other than $5,426 capitalized in property costs (March 31, 2012: $15,059), all corporate management and consulting fees are expensed in the statement of loss and comprehensive loss.

During the quarter ended March 31, 2013, the Company granted 100,000 inducement options (March 31, 2012: nil) and recorded $636,600 (March 31, 2012: $375,856) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

Interest income earned for the period ended March 31, 2013 decreased to $39,463 (March 31, 2012: $71,180) as cash balances on hand during the quarter ended March 31, 2013 were composed primarily of US$ compared to C$ holdings in the prior year. US$ balances earn less interest than C$ balances held by the Company.

During the quarter ended March 31, 2013 there was an unrealized loss of $13,197 (March 31, 2012: gain of $163,719) recorded in Other Comprehensive Income (Loss) (“OCI”) on marketable securities held and designated as available for sale instruments.  The Company also recognized in the Statement of Loss, a further impairment of $175,944 (March 31, 2012: Nil) on certain marketable securities held where the decrease in value was determined to be prolonged and significant.  A currency translation loss of $843,063 (March 31, 2012: gain of $486,753) was recorded in OCI in the quarter ended March 31, 2013, resulting from the translation from C$ to US$ of the Company’s parent entity which has a C$ functional currency.  The C$ as measured against the US$ was 0.9843 at March 31, 2013, compared to 1.0051 US$/C$ at December 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)):

Quarter Ending	Revenue(1)	Net Income (Loss)(2)	Net Loss per share
March 31, 2013	39,463	$(1,658,073)	$(0.03)
December 31, 2012	61,890	$(6,147,126)	$(0.10)
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$200,791	$(3,787,408)	$(0.07)
September 30, 2011	$98,672	$(3,049,184)	$(0.05)
June 30, 2011	$105,561	$37,430 (3)	$0.00
Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above at “Financial Performance.”

(3)      The results for the quarter ended June 30, 2011 include an arbitration award of $1,858,120 received from Fresnillo plc.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

RESULTS OF OPERATIONS

During the quarter ended March 31, 2013, the Company independently incurred oversight expenditures on the Juanicipio property of $77,536 (2012: $523,742). There were no joint venture advances made to Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) in the first quarter of 2013 (March 31, 2012: $836,000), as Minera Juancipio operated from funds on hand (previously advanced by the Company and Fresnillo plc. (“Fresnillo”)).  Exploration drilling and project development on the Juanicipio property are being conducted by the project operator, Fresnillo (see Juanicipio Property below).

The Company’s exploration and evaluation activity on its own 100% owned properties was minimal in the quarter ended March 31, 2013.  Most of the Company’s activity was focused on its wholly owned Cinco de Mayo property, where $746,989 (2012: $1,956,914) was incurred in preparation for renewed surface access negotiations, including  meetings with State and Federal authorities and Community Relations advisors in Mexico.  No drilling was undertaken on the property in the current quarter (March 31, 2012: 11,154 metres) (see Cinco de Mayo Property below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo holds the remaining 56% interest in the joint venture and is the project operator. The Juanicipio Property hosts, at this time, three significant high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein. In 2012, a National Instrument 43-101 ("NI 43-101") compliant Updated Preliminary Economic Assessment entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") and dated 1 July 2012, was filed on SEDAR on July 16, 2012. The mineral resources used for the estimate in the AMC Study are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, authored by Strathcona Minera Services Limited and dated November 2011 which is filed on SEDAR.

The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver per year over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

AMC STUDY BASE CASE HIGHLIGHTS 1
•	Pre-tax Net Present Value ("NPV") at a 5% discount rate of $1.762 billion and an Internal Rate of Return ("IRR") of 54%;
•	After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
•	Payback of 3 years after plant start-up;
•	Initial capital cost of $302 million over a 3.5 year (42 months) pre-development period;
•	Sustaining capital of $267 million over life of mine, to be funded out of operating cash flows;
•	A 14.8 year mine life from mining and processing 13.3 million tonnes, averaging 416 grams per tonne ("g/t") silver, 1.3 g/t gold, 1.4% lead and 2.7% zinc;
•
Life-of-Mine ("LOM") payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;

•
Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG's 44% annual share of payable silver ounces is 4.5 million ounces);

•
For the first full six years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG's 44% annual share is 6.6 million ounces) and;

•	The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

The AMC Study also assesses the project economics as robust across various modeled silver and gold price scenarios, reflecting material improvements as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% pre and post-tax interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

While the results of the AMC Study are promising, the AMC Study constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the AMC Study will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator, Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the three months ended March 31, 2013, the Company expended $77,536 (March 31, 2012: $523,742) on project oversight, and was not called upon for any cash advances by Minera Juanipio (March 31, 2012: $836,000) for its share of project advances.  Subsequent to March 31, 2013, the Company advanced $1,188,000 to Minera Juanicipio representing its proportionate 44% share of a Juanicipio cash call for 2013 second quarter expenditures.

Cumulatively to March 31, 2013, the Company has spent on its own account and through advances to Minera Juanicipio, a total of $19,566,756 (2012: $16,282,692) on the Juanicipio property.

Underground Development Program and 2013 Exploration Plan

With the completion of the AMC Study in 2012, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved an 18 month mine permitting and underground development budget of $25.4 million (the “Initial Development Budget”).  The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development, as well as 35,000 metres of infill drilling on the Valdecañas Vein. The proposed work plan is based on recommendations provided to Minera Juanicipio in the AMC Study.  The development program is being managed by Fresnillo as operators of the Joint Venture.

Minera Juancipio began the development permitting process in the fall of 2012 and has since commenced a variety of development studies which have continued into 2013. Infrastructure upgrades to roads and power line preparation are both underway.  A hydrogeology (water management) study has been commenced.  A geotechnical study has been completed with the assistance of Peñoles’ (a related party of Fresnillo) Geotechnical & Construction Group.  This included four geotechnical holes designed to determine rock quality characteristics around the decline portal, along its axis and along the trajectory of the ventilation shaft that will be bored in the center of the decline spiral.  The work also included a visit to the nearby Fresnillo Saucito operation in order to analyze rock quality in anticipation of stope preparation and development at Juanicipio.  As well, a division of Peñoles (CIDT) has been contracted to run the recommended metallurgical tests, with almost 254 kilograms of ore bearing material collected systematically along the deposit for metallurgical studies to be carried out. As of December 31, 2012, 8,570 metres of infill drilling on the Valdecañas Vein had been completed as part of the development program, with continued infill drilling ongoing in 2013.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

The Mexican environmental authorities now require an “Estudio Técnico Justificativo” (“ETJ”) or a Technical Justification Study to be approved prior to commencing ramp construction. The required documents have been filed with the Ministry of Environment, and Natural Resources and Fisheries (“SEMARNAP” or the “Ministry”), and the process is expected to take 30 to 60 days. Fresnillo reports that it expects the underground decline ground breaking to commence late in the second quarter of 2013. Five different contractors from North and South America have been asked to tender for the decline construction and proposals are currently being reviewed with a decision still pending.

As previously reported, $10 million of the Initial Development Budget was originally expected for 2012 with the remaining $15.4 million earmarked for 2013, but the majority of this budget has been rolled over into 2013 and the early part of 2014 because of development permitting delays resulting from the Mexican government changeover late in 2012. To December 31, 2012, a total of $1.3 million of the Initial Development Budget had been incurred, with the remaining $24.1 million now designated for 2013 and early 2014.  Fresnillo, the operator is in the process of preparing a revised timeline for the remaining work, expected to be completed by early to mid 2014.

A 2013 exploration budget of $3.7 million has been proposed by Fresnillo, but final review and approval is pending from the Technical Committee. This exploration budget would include 13,033 metres of drilling to explore for additional veins and to delineate the high grade ore shoot emerging on the Juanicipio Vein.  An additional 26,250 metres of infill drilling on the Valdecañas Vein designed to convert inferred mineral resources to indicated mineral resources, is part of the Initial Development Budget, and is therefore excluded from the 2013 exploration budget.

Total Juanicipio expenditures incurred directly by Minera Juanicipio for the three months ended March 31, 2013 amounted to $1,542,301 (2012: $1,632,953).  Fresnillo, the project operator, is yet to provide an allocation of these expenditures as to the Initial Development component and the 2013 exploration program.  There are a total of 11 drills operating on the property in various work categories from exploration to water studies infill drilling at Valdecañas.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico, and is the most advanced of MAG’s Carbonate Replacement Deposit (“CRD”) Projects. The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the “Upper Manto” to differentiate it from mineralization hit at depth in the “Pegaso Zone” (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico,” authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Hole CM12-431: The Pegaso Zone

In mid-June 2012, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone (see press release dated July 18, 2012).  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area (See press releases of March 22, May 17 and July 18, 2012), indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization (see press release of May 17, 2012).

Because of the expense of drilling at these depths, MAG has contracted for the execution of an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken. However, further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see below).

“Soil Use Change Permit” and surface access

As of May, 2012, exploration drilling permits in Mexico require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  Late in 2012, the Company was in the process of negotiating ordinary course surface access permissions with the Ejido Benito Juarez (the “Ejido”) as the final component in the application for the necessary Soil Use Change Permits.  The Company had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from the Ejido members.  This purchase was ratified by an official Assembly of the Ejido and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the Ejido challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the Ejido owned surface rights, rather than rights to exclusive areas of the property.  Given the Company’s long-standing and productive working relationship with this Ejido, MAG had anticipated obtaining the requisite access permission and final permit approval sometime in the first quarter of 2013. However, on November 17, 2012 at what the Company believes was an illegally constituted Assembly, the Ejido voted to expel MAG from its Cinco de Mayo property and establish a 100 year mining moratorium over Northern Chihuahua.  The Company notes that the Ejido assembly has no ability at law to impose a ban on mining as mining is an activity that falls under Federal jurisdiction.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Ejido members challenged the meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.   A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the Ejido administration to provide original documents for the meeting, which to date they have failed to provide.  It is expected to take the judge one to two months to write his decision on the legality of the meeting once he has settled the original documents questions.

MAG remains highly confident that the Assembly and the illegal resolutions will be nullified. Once the expected nullification of the November 17, 2012 meeting is issued, the Company will ask government officials to oversee a new assembly meeting of the Ejido to ensure that the necessary procedural and governance rules are respected and the vote is properly conducted.  Permission of the Ejido assembly is required to obtain surface access, and although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the Ejido (or of the 12,000 other citizens in the project area).  MAG believes that it has the support of a majority of the members of the Ejido and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course.  Once the surface access permission is obtained, the permit approval process may take 1-3 months to process (during which time the Company will undertake the 2 and 3 Dimensional Seismic surveys referred to above).

The Company remains eager and willing to work with the Ejido and the greater community to define a comprehensive Corporate Social Responsibility Program (“CSR”) to coincide with the next phases of our exploration activity.  CSR commitments already presented to the Ejido include: repair to the existing medical clinic and staffing it with a full-time doctor and nurse; improving the infrastructure at the local elementary school; offering scholarships to the regional secondary, high school and college programs; developing micro-business opportunities in the town of Benito Juarez; and a cash component.  The Company believes that this proposed agreement, valued at approximately $500,000, is generous for the size and stage of the Cinco de Mayo exploration project and is rooted in the Company’s approach to business.  MAG’s goal is to continue its strong working relationship and ensure the Ejido and the greater community benefit from the expected successes and growth at Cinco de Mayo.

The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property late in 2013.

Quarter ended March 31, 2013

In the three months ended March 31, 2013, the Company incurred exploration and evaluation costs of $746,989 (2012: $1,956,914).  The principal focus of work was in preparation for negotiations for renewed surface access and surface rights purchase with the Ejido (see above).  This included meetings with Chihuahua State and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico.  This process was protracted due to the political transition period as the new party and Presidency assumed operation of the Mexican government.

During late 2012 it was decided to relocate the diamond drill core from the Cinco de Mayo project area in Benito Juarez, and consolidate it in one location, in a secure core storage facility in Chihuahua City.  The volume of core was considerable: approximately 200 Kilometers of core in nearly 40,000 core boxes. The core was moved from the existing storage, shipped by commercial carrier to Chihuahua City and unloaded under the supervision of project geologists.  The Company took advantage of this move and reorganizes this volume of core to systematically sample selected holes for an exploration-focused Oxygen and Carbon Isotope study the Company is participating in at the University of British Columbia, Canada.  To date over 20 barrels of core samples for this project have been shipped to Vancouver for this study.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

The Company also initiated preliminary metallurgical testing on assay bulk rejects in late 2012 in anticipation of a PEA based on the Upper Manto resource.  Additional sample material was requested by the metallurgical contractors, so additional bulk rejects were systematically sought in the series of large wooden bins stored on a rented property in Benito Juarez.  A team of local workers preformed this sampling over the first quarter of 2013 and the samples were transported to the metallurgical contractor SGS, located in Vancouver.

Pozo Seco Molybdenum-Gold Zone

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area.  In 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit.  Since that time, the Company has worked with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.  Metallurgical test work indicates that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a Preliminary Economic Assessment (“PEA”).  The PEA preparation has been extended to include a marketing study on ammonium dimolybdate (ADM), an intermediate product, that if marketable, would reduce the overall operating and capital costs for the project.  The PEA is now expected in the fourth quarter of 2013.

The Pozo Seco surface rights are privately owned, and the Company has an access agreement currently in place.  The Ejido situation referred to above (“Soil Use Change Permit” and surface access) does not impact Pozo Seco.

Lagartos Properties

The Company owns a combined 60,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups (‘Lagartos NW’ and ‘Lagartos SE’) and various smaller associated claim groups (‘Lagartos V’ and ‘Lagartos S’), collectively the “Lagartos Properties.”  The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the three months ended March 31, 2013, the Company spent $268,401 on exploration and evaluation costs on the combined Lagartos properties (March 31, 2012: $572,843), primarily related to semi-annual land taxes and holding costs.

The Company’s totaled planned expenditures for the Lagartos Properties in 2013 are approximately $400,000.

Mojina

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small former mine is located on the property which reported limited but high grade past production, estimated at 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% NSR royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, $61,181 in 2011, $81,132 in January 2012 and $150,765 in January 2013.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$660,000 through 2015, and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015, including expenditures of $800,000 by March 31, 2013 which have been completed.  To March 31, 2013, the Company had incurred $1,595,119 in exploration and evaluation costs, including $1,136,103 in qualifying expenditures under the agreement.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

During the three months ended March 31, 2013, the Company expended $170,248 in exploration on the Mojina Property (March 31, 2012: $371,815).  The Company plans to expend approximately $575,000 on the exploration program for the Mojina Property in 2013.

The Don Fippi (Batopilas) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous exploration work in 2010, included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and resumed east of the district in late 2012.  Work is expected to return to the project area in late 2013 but until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $75,958 at Batopilas during the three months ended March 31, 2013 (2012: $18,668), primarily on holding costs. The 2013 planned expenditures on the property are approximately $54,000 relating primarily to property maintenance.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  Alternatives for the Nuevo Mundo property are currently under review by the Company.

During the three months ended March 31, 2013, the Company expended $98,221 (2012: $55,117) in exploration and evaluation costs at Nuevo Mundo.  The 2013 planned expenditures at Nuevo Mundo are approximately $256,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $44,446 (2012: $25,065) in costs on Guigui during the three months ended March 31, 2013, primarily to maintain the property.  The 2013 planned exploration program is approximately $100,000 relating primarily to property maintenance.

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work has been carried out and the claim group was significantly reduced during 2010.  One drill target has been identified, but surface access needs to be resolved first. Negotiations to access the principal drill target from a different direction are in process.

The Company expended $72,929 (2012: $44,578) in exploration and evaluation costs at La Lorena during the three months ended March 31, 2013.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

There were no exploration and evaluation assets written off in the quarter ended March 31, 2013 (March 31, 2012 – nil).

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  The Company’s working capital position remains strong and the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  With the completion of the AMC Study which recommended the advancement of the Juanicipio project (see ‘Results of Operations, Juancipio Property’ above), MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the project.  The AMC Study indicated a project development and production schedule of approximately 3.5 years, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.”  Although Minera Juanicipio has not formally made a ‘production decision,’ Fresnillo, the operator, is reporting publically that Juanicipio will be in production in 2017.  The Company believes this timeline is consistent with that laid out it the AMC Study.

Cinco de Mayo Outlook

Further exploration and drilling can resume only upon obtaining the Soil Use Change Permit, drill permits and a surface access agreement with the local Ejido (see ‘“Soil Use Change Permit” and surface access’ above).  The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming drilling on the property late in 2013.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 13, 2013, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
Capital Stock	60,141,718
Stock Options	3,582,293	$5.32 - $12.19	1 months to 5 years
Diluted	63,724,011

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2013 the Company had 60,141,718 common shares issued and outstanding (March 31, 2012: 55,667,139).

At March 31, 2013, the Company had working capital of $37,917,231 (2012: $20,244,060), including cash of $37,790,974 (2012: $21,776,226).  Accounts receivable as at March 31, 2013 totaled $752,732 (2012: $1,080,759) and is comprised primarily of Mexican value added taxes (“IVA”) repayable to the Company by the Government of Mexico, and is all current in receipts. Current liabilities at March 31, 2013 amounted to $1,222,865 (March 31, 2012: $3,588,574) and are attributable primarily to accrued exploration expenses.

The primary use of cash during the period ended March 31, 2013 was for exploration and evaluation expenditures totaling $1,559,977 (2012: $2,145,769) and the Company also expended on its own account and through advances to Minera Juanicipio $77,536 (March 31, 2012: $1,127,156) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

During the quarter ended March 31, 2013, 117,883 stock options were exercised for cash proceeds of $848,181 (March 31, 2012: nil).  In the three months ended March 31, 2013 and 2012 there were no shares issued for mineral properties.

The Company currently has sufficient working capital ($37.9 million) to maintain all of its properties and currently planned programs through the next 12 months.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will therefore depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and development, and its corporate activities.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	$649,638	$196,860	$452,778	$-	$-
Cinco De Mayo (2)	148,075	18,075	130,000	-	-

Subtotal - Option Payments	$797,713	$214,935	$582,778	$-	$-

Option Payments -Exploration & Evaluation
Mojina Property Option (1)	1,363,897	363,897	1,000,000	-	-

Subtotal - Exploration & Evaluation	$1,363,897	$363,897	$1,000,000	$-	$-

Option Payments and Exploration Expenditures – Total	$2,161,610	$578,832	$1,582,778	$-	$-

Office Lease	259,659	163,995	95,664	-	-
Total Obligations	$2,421,269	$742,827	$1,678,442	$-	$-

(1)   Mojina Property option consists of $1,363,897 in further exploration commitments and $649,638 in property option payments.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

(2)           Cinco De Mayo property option payments of $148,075 on two auxiliary claims acquired in 2010.

Other contractual obligations include: a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property; a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas; a 2.5% NSR royalty on the interest in the Guigui mining concessions; and a 2.5% NSR royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will need to raise additional capital in the future and is currently evaluating debt, equity, and other financing alternatives.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated surface access negotiations with the Ejido (see ‘“Soil Use Change Permit” and surface access’ above).

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see ‘Liquidity and Capital Resources’ above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 27, 2013 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2013).

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

During the quarter ended March 31, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $80,469 (March 31, 2012: $80,175) and exploration reimbursements and other field costs totaling $563,804 respectively (March 31, 2012: $503,246) under the Field Services Agreement.  Included in trade and other payables at March 31, 2013 is $487,984 related to these services (March 31, 2012: $414,694).

The Company is obligated to a 2.5% NSR royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).
The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2013 (%)	2012 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended March 31
	2013	2012
Salaries and other short term employee benefits	$228,036	$204,320
Share based payments	473,670	343,384
	$701,706	$547,704

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements of the Company as at March 31, 2013 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2013:

IAS 1, Presentation of Financial Statements. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The Company has amended its consolidated statement of comprehensive loss for all periods presented in these condensed interim consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive loss, there is no net impact on the Company’s comprehensive loss.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

IFRS 10 did not have an effect on the Company’s consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any subsidiaries or the associate.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.  IAS 28 as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard).

The Company completed an analysis of its investment in Minera Juancipio to determine the appropriate accounting treatment under IFRS 11 and IAS 28, and to assess whether there would be any changes required from the previous equity method of accounting.  Based on the analysis, the Company has concluded that it has significant influence over Minera Juanicipio, but not joint control.  Accordingly, the accounting treatment as an “Investment in Associate” remains unaffected, and the adoption of IFRS 11 and IAS 28 do not have an effect on the Company’s consolidated financial statements for any of the periods presented.

IFRS 12 Disclosure of Involvement with Other Entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, the Company will include additional disclosures about interests in other entities in its annual consolidated financial statements for the year ended December 31, 2013. This will include summarized financial information for significant associates.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

This standard has no significant accounting impact on the Company given its existing asset and liability mix to which fair value accounting applies.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. This standard does not mandate which entities produce separate financial statements and it has no impact on the Company’s consolidated financial statements.

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

The Company has not early adopted this standard and is currently evaluating the impact, if any, that the standard might have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2013 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past four years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at March 31, 2013.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three months ended March 31, 2013 (expressed in US dollars unless otherwise stated)

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to March 31, 2013, 72,500 stock options with an exercise price between C$9.15 and C$10.44 expired unexercised.